SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



         For the fiscal year ended December 31, 1997

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:


                         CROWN CORK & SEAL COMPANY, INC.
                                  ONE CROWN WAY
                           PHILADELPHIA, PA 19154-4599

                                      INDEX


                                                                        Pages


Signatures..........................................................      3

Report of Independent Accountants...................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........  7 to 16

Exhibit 23 - Consent of Independent Accountants.....................      17

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized






                                      Crown Cork & Seal Company, Inc.
                                      Retirement Thrift Plan




                                   By:/s/ James T. Malec
                                      ------------------
                                      James T. Malec
                                      Member, Benefit Plan Committee

Date: June 29, 1998

Crown Cork & Seal
Company Inc.
Retirement Thrift
Plan
Financial Statements as of and for
the years ended December 31, 1997
and 1996

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents
-------------------------------------------------------------------------------
                                                                       Page(s)

Report of Independent Accountants                                       1

Financial Statements

    Statement of Net Assets Available for Benefits                      2

    Statement of Changes in Net Assets Available for Benefits           3

    Notes to Financial Statements                                     4 - 9

Additional Information*

    Schedule I   - Schedule of Assets Held for Investment Purposes     10

    Schedule II - Schedule of Reportable Transactions(Transactions
                  or Series of Transactions in Excess of 5% of
                  Plan Assets)                                          11






















* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 19, 1998

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan


In our opinion, the accompanying statement of net assets for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Net Assets Available for Benefits
-------------------------------------------------------------------------------



                                                         As of December 31,
                                                      ------------------------
                                                         1997           1996
                                                         ----           ----
Investments, at fair value
Registered investment companies:
  Vanguard Balanced Index Fund .................     $ 1,607,816 *  $   889,392
  Vanguard Bond Index Fund -
   Total Bond Market Portfolio .................         352,602        234,513
  Vanguard Explorer Fund .......................       1,491,357 *      939,853
  Vanguard Index Trust - 500 Portfolio .........      10,308,773 *    6,284,395
  Vanguard International Growth Portfolio ......       1,020,769        711,286
                                                     -----------    -----------
                                                      14,781,317      9,059,439

Crown Cork & Seal Stock Fund ...................       2,141,542 *    2,198,250
Crown Cork & Seal Fixed Income Fund ............       6,893,795 *     6,933,852
                                                     -----------    -----------
     Total investments .........................      23,816,654     18,191,541
                                                     -----------    -----------

Receivables
Employer's contributions .......................          27,459         20,842
Participants' contributions ....................         317,440        235,076
                                                     -----------    -----------
    Total receivables ..........................         344,899        255,918
                                                     -----------    -----------
Net assets available for benefits ..............     $24,161,553    $18,447,459
                                                     ===========    ===========










* Represents 5% or more of net assets available for benefits.

     The accompanying notes are an integral part of the financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------



                                                      Year Ended December 31,
                                                    -------------------------

                                                         1997         1996
                                                        ------        -----
Additions
Investment income:
  Interest and dividend income, investments ........$  866,738    $  616,232
  Net appreciation in fair value of investments ...  2,112,948     1,522,388
                                                    ----------     ----------
                                                     2,979,686     2,138,620
                                                    ----------     ----------
Contributions:
    Employer .......................................   761,897       721,676
    Participant .................................... 3,548,853     3,154,412
                                                    ----------     ----------
                                                     4,310,750     3,876,088
                                                    -----------    ----------
        Total additions ............................ 7,290,436     6,014,708
                                                    -----------    ----------
Deductions
Payment of benefits ................................ 1,551,346     1,243,341
Administrative expenses ............................    24,996        25,223
                                                    -----------    ----------
        Total deductions .........................   1,576,342     1,268,564
                                                    -----------    ----------
Net increase ......................................  5,714,094     4,746,144

Net assets available for benefits:
    Beginning of period ..........................  18,447,459    13,701,315
                                                   ------------  -----------
    End of period................................. $24,161,553   $18,447,459
                                                   ============  ============















The accompanying notes are an integral part of the financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


Note 1 - Description of Plan

The following description of the Crown Cork & Seal Company Inc. Retirement Thrift Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company (the "Trustee") as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period, and basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on various rates established in the collective bargaining agreements. A participant becomes 100% vested after completing 4 or 5 years of service.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid through monthly installments.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements (continued)
------------------------------------------------------------------------------

Forfeited Accounts
Total unallocated forfeitures were $46,670 and $36,850 at December 31, 1997 and 1996, respectively. These amounts will be used to reduce future employer contributions.

Plan Termination
The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Investment Options
During the period ending December 31, 1997, participants were able to allocate their contributions among the following investment options:

Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements (continued)
------------------------------------------------------------------------------


Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund(s) is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.) Units of the Company's fixed income fund are valued at net asset value at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Note 3 - Crown Cork & Seal Fixed Income Fund

The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts (GICs) valued at contract value, which approximates fair value. Interest rates ranged from 5.07 percent to 6.96 percent and 3.5 percent to 7.75 percent at December 31, 1997 and 1996, respectively. Average yield was 6.07 percent and 5.6 percent for the years ended December 31, 1997 and 1996, respectively.

Note 4 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements (continued)
-------------------------------------------------------------------------------

Note 5 - Tax Status

The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA. The Plan has received a favorable determination letter dated February 13, 1996 from the Internal Revenue Service (IRS) and accordingly, the Plan is not subject to federal or local income taxes.

Crown Cork & Seal Company, Inc.
Retirment Thrift Plan
Notes to Financial Statements (continued)
------------------------------------------------------------------------------


Note 6 - Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for plan benefits for the period ended December 31, 1997 is as follows:


                                                           Participant Directed
                                ------------------------------------------------------------------------------------
                                             Vanguard                                                         Crown
                                Vanguard    Bond Index               Vanguard    Vanguard                     Cork & Seal
                                Balanced    Fund-Total   Vanguard    Index       International  Crown         Fixed
                                Index       Bond Market  Explorer    Trust-500   Growth         Cork & Seal   Income
                                Fund        Portfolio    Fund        Portfolio   Portfolio      Stock Fund    Fund        Total

Additions
Investment income:
 Interest and dividend
  income, investments ....... $  57,165  $    18,567   $   145,962  $   207,644  $    44,813   $    39,697    $ 352,890   $ 866,738
 Net realized gain (loss)
  on sale of investments ....     6,325          445         4,901      118,004        5,762       (13,187)         --      122,250
 Net unrealized apprec
 (deprec.)of investments ....   169,098        7,676        11,735    1,999,300      (31,680)     (165,431)         --    1,990,698
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
                                232,588       26,688       162,598    2,324,948       18,895      (138,921)     352,890   2,979,686
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
Contributions:
   Employer ................     40,070       19,690        64,832      211,305       45,415       191,109      189,476     761,897
   Participant .............    225,689       98,433       319,148    1,592,766      272,432       170,930      869,455   3,548,853
                              -----------  -----------   ----------   -----------  -----------   -----------  ----------- ---------
                                265,759      118,123       383,980    1,804,071      317,847       362,039    1,058,931   4,310,750
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
  Total additions ..........    498,347      144,811       546,578    4,129,019      336,742       223,118    1,411,821   7,290,436
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------

Deductions
Payment of benefits ........     38,936        6,213        32,513      472,771       33,560       175,941      791,412   1,551,346
Administrative expenses ....      1,344          530         1,842        8,436        1,257         2,877        8,710      24,996
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
  Total deductions .........     40,280        6,743        34,355      481,207       34,817       178,818      800,122   1,576,342
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
Net increase prior to
 interfund transfers .......    458,067      138,068       512,223    3,647,812      301,925        44,300      611,699   5,714,094
Interfund transfers ........    267,776      (17,749)       48,686      426,618       18,851       (98,062)    (646,120)        --
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------  ---------
Net increase (decrease) ....    725,843      120,319       560,909    4,074,430      320,776       (53,762)     (34,421)   5,714,094

Net assets available
  for benefits:

   Beginning of period .....    904,460      241,832       961,095    6,383,464      727,857     2,220,638    7,008,113  18,447,459
                              -----------  -----------   -----------  -----------  -----------   -----------  ---------- ----------
   End of period ...........$ 1,630,303  $   362,151   $ 1,522,004  $10,457,894  $ 1,048,633   $ 2,166,876  $ 6,973,692 $24,161,553
                             ===========  ===========   ===========  ===========  ===========   ===========  ========== ===========

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements (continued)
-------------------------------------------------------------------------------

Note 6 - Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for plan benefits for the period ended December 31, 1996 is as follows:



                                                                  Participant Directed
                                ----------------------------------------------------------------------------------------
                                             Vanguard                                                         Crown
                                Vanguard    Bond Index               Vanguard    Vanguard                     Cork & Seal
                                Balanced    Fund-Total   Vanguard    Index       International  Crown         Fixed
                                Index       Bond Market  Explorer    Trust-500   Growth         Cork & Seal   Income
                                Fund        Portfolio    Fund        Portfolio   Portfolio      Stock Fund    Fund        Total

Additions
Investment income:
 Interest and dividend
  income, investments ....... $  35,715  $    11,816   $    50,739  $   128,992  $    30,567   $    35,357    $ 323,046  $  616,232
 Net realized gain (loss
  on sale of investments ....     2,063       (2,650)        3,280       28,714        2,715        23,982                   58,104
 Net unrealized apprec
  (deprec.) of investments ..    58,277       (2,399)       24,969      887,288       37,243       458,906         --     1,464,284
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
                                 96,055        6,767        78,988    1,044,994       70,525       518,245      323,046   2,138,620
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
Contributions:
   Employer .................    24,476       17,232        39,339      190,044       29,129       177,226      244,230     721,676
   Participant ..............   190,427       95,627       308,406    1,260,239      200,820       171,433      927,460   3,154,412
                              -----------  ----------    -----------  -----------  -----------   -----------  ----------- ---------
                                214,903      112,859       347,745    1,450,283      229,949       348,659    1,171,690   3,876,088
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
  Total additions ...........   310,958      119,626       426,733    2,495,277      300,474       866,904    1,494,736   6,014,708
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------

Deductions
Payment of benefits .........    40,680       24,010        37,721      299,457       16,578        99,735      725,160   1,243,341
Administrative expenses .....     1,143          484         1,596        7,216          963         3,270       10,551      25,223
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
  Total deductions ..........    41,823       24,494        39,317      306,673       17,541       103,005      735,711   1,268,564
                              -----------  -----------   -----------  -----------  -----------   -----------  ----------- ---------
Net increase prior to
 interfund transfers ........   269,135       95,132       387,416    2,188,604      282,933       763,899      759,025   4,746,144
Interfund transfers .........    43,875      (10,335)       70,239      201,114      111,002       (63,801)    (352,094)        --
                              ----------  -----------   -----------  -----------  -----------   -----------  ----------  ---------
Net increase.................   313,010       84,797       457,655    2,389,718      393,935       700,098      406,931   4,746,144

Net assets available
  for benefits:

   Beginning of period ......   591,450      157,035       503,440    3,993,746      333,922     1,520,540    6,601,182  13,701,315
                              ----------  -----------   -----------  -----------  -----------   -----------  ---------- ----------
   End of period ............$  904,460  $   241,832   $   961,095   $6,383,464  $   727,857   $ 2,220,638  $ 7,008,113 $18,447,459
                             ===========  ===========   ===========  ===========  ===========   ===========  ========== ===========



Crown Cork & Seal Company Inc.                                       Schedule I
Retirement Thrift Plan
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a)
As of December 31, 1997
-----------------------------------------------------------------------------

                                                                                                                           Current
      Identity of Issue                                                     Investment Type                     Cost        Value

    * Vanguard Balanced Index Fund ...................................... Registered Investment Company    $ 1,332,217  $ 1,607,816
    * Vanguard Bond Index Fund
       Total Bond Market Portfolio .......................................Registered Investment Company        344,211      352,602
    * Vanguard Explorer Fund ...........................................  Registered Investment Company      1,449,139    1,491,357
    * Vanguard Index Trust-500 Portfolio ................................ Registered Investment Company      6,888,535   10,308,773
    * Vanguard International Growth Portfolio............................ Registered Investment Company      1,009,613    1,020,769
    * Crown Cork & Seal Common Stock Fund ............................... Company Stock Fund                 1,846,116    2,141,542
    * Crown Cork & Seal Fixed Income Fund ............................... Unallocated Insurance Contracts    6,893,795    6,893,795
                                                                                                           -----------  -----------
    Total assets held for investment purposes ...........................                                  $19,763,626  $23,816,654
                                                                                                           ===========  ===========












* Party in Interest

Crown Cork & Seal Company Inc.                                      Schedule II
Retirement Thrift Plan
EIN 23-1526444
Schedule of Reportable Transactions
Form 5500, Line 27(d)
December 31, 1997
-------------------------------------------------------------------------------

                                                                                                        Current Value
                                                                                         Historical     of Asset on    Historical
      Identity of                                              Purchase     Selling      Cost           Transaction       Gain
      Party Involved       Description of Asset                Price        Price        of Asset          Date          (Loss)
      --------------       --------------------                -----        -----        --------          ----          ------

     The Vanguard Group    Vanguard Explorer Fund              $  759,870                               $  759,870         -
     The Vanguard Group    Vanguard Explorer Fund                           $  225,003   $  214,445        225,003      $ 10,558
     The Vanguard Group    Vanguard Index Trust-500 Portfolio   2,748,177                                2,748,177
     The Vanguard Group    Vanguard Index Trust-500 Portfolio                  841,103      608,622        841,103       232,481
     The Vanguard Group    Crown Cork & Seal Fixed Income Fund  1,846,345                                1,846,345
     The Vanguard Group    Crown Cork & Seal Fixed Income Fund               1,886,401    1,886,401      1,886,401          -
















* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.